UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X　　　　　　　Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __　　　　　　**No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __　　　　　　**No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __　　　　　　**No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2020**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

27 July 2020

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2020

AngloGold Ashanti will release results for the six months ended 30 June 2020 (the "Period") on the Johannesburg Stock Exchange News Service on 7 August 2020.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Expected Headline Earnings and Basic Earnings

Shareholders are advised that the Company has reasonable certainty that headline earnings for the Period are expected to be between $392 million and $416 million, with headline earnings per share ("HEPS") of between US 94 cents and US 99 cents. Headline earnings and HEPS for the comparative period in 2019 were $120 million and US 29 cents, respectively.

The total basic earnings from continuing and discontinued operations ("basic earnings") for the Period are expected to be between $410 million and $432 million, resulting in total basic earnings per share from continuing and discontinued operations ("EPS") of between US 97 cents and US 102 cents. The basic earnings and EPS for the comparative period were $114 million and US 27 cents, respectively.

The expected overall increases in headline earnings and basic earnings for the Period compared to the comparative period were primarily due to the following reasons:

- The gold price received increased by more than 25%;
- Weaker local currencies mitigated increases in cost of sales;
- Higher foreign exchange gains of $19 million;
- Income from joint ventures, mainly Kibali, increased by $41 million (post-tax) or US 10 cents per share; and
- Care & maintenance costs of $21 million (post-tax) or US 5 cents per share incurred at Obuasi in the prior year were not repeated in the current Period.

The increases in earnings were partly offset by:

- Higher taxes, withholding taxes and royalties paid in most jurisdictions and deferred taxes raised in Brazil on foreign exchange movements relating to non-monetary assets;
- Negative movements on realised and unrealised oil and gold derivatives of $18 million (post-tax) of US 4 cents per share;
- Discounting of the Argentine export duties receivable resulted in a decrease in earnings of $11 million (post-tax) or US 3 cents per share; and
- A Brazilian power utility legal settlement received in April 2019 of $11 million (post-tax) or US 3 cents per share not repeated in the current period.

In addition to the above, earnings were favourably impacted in the current Period by $17 million (post-tax) relating to the non-cash impairment reversal on the South African producing assets and related liabilities classified as held for sale as a result of the agreement to sell these assets to Harmony Gold Mining Company Limited. For headline earnings purposes, the impairment reversal is excluded.

South African asset sale and impact of IFRS 5

On 12 February 2020, the Company announced an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited for consideration in cash and deferred payments with expected proceeds of $300 million, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

In terms of International Financial Reporting Standards, IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations,* the Company has determined that the sale of its remaining South African producing assets and related liabilities are required to be treated as non-current assets held for sale and disclosed as discontinued operations. This accounting treatment resulted in the separation of the earnings disclosures between continuing operations and discontinued operations in the current period results. Comparative periods will be restated on the same basis.

The effect of the application of IFRS 5 on the current and comparative period earnings will be explained in the Company's results announcement on 7 August 2020, which shareholders should consider in order to gain a full appreciation of the Company's financial performance.

Operational Performance – Continuing and Discontinued Operations

Production for the six months ended 30 June 2020 is expected to be 1.469Moz, compared to 1.554Moz for the first six months of 2019. AngloGold Ashanti delivered a solid production performance for the first half of the year, especially given the challenges created by the COVID-19 pandemic. This performance was supported by strong second-quarter performances from Geita, Iduapriem and Serra Grande, as well as steady production from Kibali and AGA Mineração. Notable production improvements quarter-on-quarter were recorded at Sunrise Dam, Siguiri and Cerro Vanguardia (CVSA). The Obuasi Redevelopment Project continues to ramp up and was impacted by the delays in receiving equipment and in the arrival of certain critical skills to site due to Covid-19.

The financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Johannesburg
27 July 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/ +27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 637 6763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 27, 2020

By:	/s/ L MARWICK
Name:	L Marwick
Title:	EVP: General Counsel
	and Acting Company Secretary